

MFS Fund Distributors, Inc.
(SEC I.D. No. 8-45321)

Statement of Financial Condition
as of December 31, 2024 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a Public Document.

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SEC FILE NUMBER
8-45321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MFS Fund Distributors, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Huntington Ave
(No. and Street)

Boston	MA	02199
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph J. Smelstor	617-954-4818	jsmelstor@mfs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockerfeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph J. Smelstor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MFS Fund Distributors, Inc, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public
MARITZA CARIAS
Commonwealth of Massachusetts
My Commission Expires July 31, 2031

MARITZA CARIAS
MY COMMISSION EXPIRES JULY 31, 2031
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

Signature:

Title: Senior Director of Corporate Finance and Treasurer of MFS Fund Distributors, Inc. Financial and Operations Principal

State of MA, County of Suffolk
Signed before me on this 27 day of February, 2025 by Joe Smelstor
Notary Public Maritza Carias

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MFS Fund Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note B, the statement of financial condition includes significant allocations from, and transactions with, Massachusetts Financial Services Company and its affiliates and is not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 1992.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2024

($'s in thousands, except share data)

Assets		
Cash and cash equivalents	$	163,377
Short-term investments		9,895
Receivables		1,945
Prepaid expenses		5,330
Deferred dealer commissions, net		1,667
Right-of-use asset		385
Deferred tax assets, net		2,171
Total assets		184,770
Liabilities		
Accounts payable and accrued expenses		109,082
Accrued compensation		27,924
Lease liability		488
Due to Parent and its affiliates		6,211
Total liabilities		143,705
Commitments and contingencies (Note G)		
Stockholder's equity		
Common stock, $1.00 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		38,025
Retained earnings		3,039
Total stockholder's equity		41,065
Total liabilities and stockholder's equity	$	184,770

The accompanying notes are an integral part of the statement of financial condition.

A. GENERAL INFORMATION

MFS Fund Distributors, Inc. (the "Company" or "MFD") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS") headquartered in Boston, Massachusetts, United States of America. The ultimate parent company of MFS and the Company is Sun Life Financial Inc. ("Sun Life"), a company headquartered in Toronto, Canada. MFD is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides distribution and administrative services to registered investment companies for which the Parent is the investment manager. The Company's revenue and results of operations are largely dependent on the composition and magnitude of assets under management of its Parent, which include equity and debt portfolios. Therefore, fluctuations in global equity and debt markets, including those caused by geopolitical events, health crises or other similar events, and net sales of products may change the composition of assets under management of its Parent impacting the Company's revenues and operating results. MFS continues to monitor risk factors to assess their effects on the broader markets. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

B. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was prepared from the separate records maintained by the Company, which include significant allocations from, and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. The Company received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement ("LIA") and a transfer pricing agreement ("TPA") described in Note C. It is the intention of the Parent to make funds available to continue operations of the Company and to keep these agreements in place for at least the next fiscal year.

Use of estimates

The preparation of financial statement in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and highly liquid investments in securities issued by government-sponsored agencies, with original maturities of three months or less, as well as investments in money market mutual funds.

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. In addition, the Company holds money market funds and money market accounts with financial institutions where the Company is exposed to credit risks associated with the performance of the counterparty. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

Accounts receivable

Receivables primarily consists of receivables due from related parties which are settled monthly. On a periodic basis, the Company evaluates its accounts receivable for collectability.

Deferred dealer commissions

Agreements with certain MFS mutual funds distributed by the Company stipulate that the Company pay dealer commissions to financial intermediaries in connection with the sales of Class B and Class C shares of such funds. The dealer commissions that were paid at the time of sale for Class B shares and continue to be paid at the time of sale for Class C shares compensate these financial intermediaries for distribution and/or shareholder servicing. These agreements also stipulate that the Company shall receive annual distribution and/or service fees from these MFS funds equal to a percentage of the average daily net assets of each share class. For Class B and Class C shares, a portion of these annual distribution and services fees are paid to the financial intermediaries.

These dealer commissions are deferred and amortized over various periods not to exceed the period that the related funds' shares are subject to redemption fees, which is one to six years. The Company evaluates the recoverability of deferred dealer commissions at each reporting period by assessing whether the undiscounted future distribution and service fees exceeds the carrying amount of the deferred dealer commission asset. The sale of Class B shares discontinued in 2019.

Dealer and trail commissions

The Company pays financial intermediaries for certain distribution, marketing and administrative services. These costs are expensed as incurred and amounts payable at year end for dealer and trail commissions of $51,175 and $50,475, respectively, are included as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate. MFD also files state tax returns on a combined basis with its Parent and U.S. affiliates or stand-alone basis in jurisdictions in which it operates. Federal and State income tax amounts are allocated among members of the consolidated and combined tax groups based upon the separate return method.

The Company is included in the consolidated financial statements of the Parent. In accordance with the cash management policy between the Parent and the Company, the Company shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for current income taxes that the Company discloses on its financial statements related to consolidated tax returns. Settlement is made via an intercompany transaction with the Parent.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying tax rates expected to be in effect when such differences reverse. A valuation allowance is provided when deferred tax assets are likely not to be realized.

Accounting for uncertainty in income taxes recognized in the financial statement for a tax position taken or expected to be taken in a tax return requires that amounts recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. The difference between the tax benefit recognized in the financial statement for a tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The Company records interest and penalties

associated with uncertain tax positions in income tax expense. Uncertain tax positions are reported in accounts payable and accrued expenses.

Pillar Two rules apply to the Company effective January 1, 2024. The Pillar Two legislation requires the ultimate parent entity of the Company (Sun Life) to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. The Company has an effective tax rate which exceeds 15%. Consequently, Pillar Two rules will not have an impact on the Company's Financial Statement results for the period.

Leases

The Company accounts for leases in accordance with the guidance in FASB ASC Topic 842, Leases. At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether the Company has the right to direct the use of the asset.

Leases are classified as finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria. The Company's accounting policy is not to apply the operating lease recognition requirements for the Statement of Financial Condition to leases with an initial term of 12 months or less. The Company recognizes these lease payments in profit or loss on a straight-line basis over the lease term. For all leases except these short-term leases, at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred if any, less lease incentives received. All right-of-use assets are reviewed for impairment annually. The lease liability is initially measured at the present value of the lease payments, using a discount rate that is based on the Company's incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term, currency, and current market conditions. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease cost are any variable lease payments incurred in the period that are not included in the initial lease liability and lease payments incurred in the period for any leases with an initial term of 12 months or less. Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense.

Operating segments

The Company has identified its business operations as a single operating segment. MFS' Office of the CEO is identified as the Chief Operating Decision Maker (CODM) of MFD. Management information regarding revenues, expenses, and operating results relevant to MFD as a component of its Parent's results, are used by CODM to assess performance and to make allocation decisions.

($'s in thousands)

New accounting standards

Segment Reporting

In November 2023, The FASB issued ASU 2023-07 *Improvements to Reportable Segment Disclosures*. The amendments improve reportable segment disclosure requirements. In addition, the amendments provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The Company adopted this standard in the current year.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments enhance the transparency and decision usefulness of income tax disclosures, including jurisdictional information, by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments also eliminate certain disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The amendments are effective for the Company for fiscal years beginning January 1, 2025. The Company is currently assessing the impact of this standard on the Company's financial statement.

C. RELATED PARTY TRANSACTIONS

Transfer pricing agreement

Pursuant to the TPA between the Company and its Parent and the Parent's affiliates, the Company agrees to provide various professional services to MFS at arms-length pricing in accordance with the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and the Organisation for Economic Co-operation and Development's Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations ("OECD Guidelines"). The terms of the TPA allow the Company to earn intercompany service fees from the Parent and the Parent's affiliates based on a percentage of costs incurred by the Company to provide professional services. The TPA has no set expiration.

Loss indemnification agreement

Pursuant to the LIA between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. The LIA has no set expiration.

Other transactions with the Parent and the Parent's affiliates

The Company's financial statement includes significant allocations from, and transactions with, its Parent and the Parent's affiliates. The Company shares personnel, office facilities and information systems with its Parent and the Parent's affiliates.

Due to Parent and its affiliates includes amounts payable to the Parent and its affiliates of $6,211. The amount payable to the Parent and its affiliates includes amounts related to current income taxes (refer to Note H). The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances. While they are payable to the Parent on demand, the Company generally settles these balances on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2038.

The Company paid $26,100 of dividends to its Parent during 2024.

($'s in thousands)

D. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2024.

Securities issued by government-sponsored agencies with maturities of three months or less are categorized as Level 2 of the fair value hierarchy. Money market mutual funds are valued based on quoted market prices and considered Level 1.

Short-term investments consist of investments in commercial paper with original maturities over three months but less than one year from the date of purchase.

Short-term investments are valued at historical cost, which approximates fair value and does not differ significantly from broker quotations which include observable market information and are therefore categorized as Level 2 of the fair value hierarchy.

Due to the short-term nature and liquidity of cash and cash equivalents, receivables, accounts payable and accrued expenses, the carrying value of these assets and liabilities approximate fair value. As of December 31, 2024, $114,585 of securities issued by government-sponsored agencies and $28,517 of money market investments were recorded within cash and cash equivalents in the Statement of Financial Condition. As of December 31, 2024, the Company held short-term investments of $9,895.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2024, the Company had net capital of $30,479 which exceeded its required net capital of $9,582. The Company's aggregate indebtedness to net capital ratio was 4.72 to 1 at December 31, 2024.

($'s in thousands)

F. EXEMPTION FROM RULE 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited primarily to serving as distributor for its affiliated registered investment companies.

G. COMMITMENTS AND CONTINGENCIES

Indemnities

In the normal course of its business, the Company entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

Leases

The Company leases office facilities related to its continuing operations under an operating lease expiring in 2028. The lease for current office space cannot be cancelled and is subject to adjustments for future changes in real estate taxes and other occupancy costs.

Leases included in the Statement of Financial Condition as of December 31 were as follows:

	2024
Operating lease	
Operating lease right-of-use asset	$ 385
Operating lease liability	$ 488

The following are additional lease disclosures for the year ended December 31:

	2024
Weighted average remaining lease term (in years)	
Operating lease	3.3
Weighted average discount rate	
Operating lease	5.1 %

($'s in thousands)

As of December 31, 2024, future lease payments are as follows:

Year ending December 31,		*Operating lease*
2025		157
2026		162
2027		167
2028		43
Thereafter		—
Total undiscounted lease liability		529
Adjustment to discount to present value		(41)
Total lease liability	$	488

There were no finance leases as of December 31, 2024.

H. INCOME TAXES

The following is a summary of deferred tax assets (liabilities) at December 31, 2024:

		2024
Deferred tax assets		
Share based compensation	$	2,557
Lease liability		25
Total deferred tax assets	$	2,582
Deferred tax liabilities		
Deferred dealer commissions	$	(411)
Total deferred tax liabilities	$	(411)
Deferred tax assets, net	$	2,171

As of December 31, 2024, the total amounts of accrued interest (net of the federal tax benefit) and penalties reported in accounts payable and accrued expenses were $2,665, and the total amounts of accrued interest (net of the federal tax benefit) and penalties reported in due to Parent and its affiliates were $2,201.

The Company, through its Parent and affiliates tax filing requirements described in Note B ("tax filing requirements"), is subject to federal income tax as well as state income tax in multiple jurisdictions. Also, through these tax filing requirements, the Company is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state or local tax authorities for fiscal years prior to 2018. Finally, through its tax filing requirements, the Company is subject to occasional federal and state audit. The Company has recognized a tax benefit only for those positions that meet the more likely than not recognition threshold, as described in Note B.

I. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through the date the financial statement was issued and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statement.

******